[GRAPHIC OMITTED} CORP BANCA
--------------------------------------------------------------------------------
                 CORP BANCA ANNOUNCES 2007 FIRST QUARTER RESULTS

Santiago, Chile, May 3, 2007 - CORP BANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first quarter of 2007. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of March 31, 2007 and percentages are expressed in real terms. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at the rate of Ch$539.37 per U.S. dollar, the Central Bank of Chile's observed exchange rate as of March 30, 2007.

[GRAPHIC OMITTED] ANALYSIS OF RESULTS

Net income for the first quarter ended March 31, 2007 was Ch$6,413 million, a decrease of Ch$1,413 million, or 18.1%, as compared to the same period last year. However, our gross margin increased by Ch$6,327 million as compared to the first quarter last year. This increase in gross margin is offset by the negative impact on the results of our treasury business which was caused by a cut in interest rates during January 2007 of approximately Ch$2 million, an increase in operating expenses of Ch$3,746 million, an increase in provisions for loan losses of Ch$2,348 million and an increase in price-level restatement expenses of Ch$2,020 million.

                                                                                        Change between   Percentage change
                                                Period ended March  Period ended March   2006 and 2007    between 2006 and
(Expressed in millions of Chilean pesos,             31, 2006           31, 2007           periods         2007 periods
except percentage amounts)
----------------------------------------------------------------------------------------------------------------------
Gross Margin                                               27,281             33,607           6,327            23.2%
----------------------------------------------------------------------------------------------------------------------
Operating expenses                                       (15,091)             18,837         (3,746)            24.8%
----------------------------------------------------------------------------------------------------------------------
Provisions for loan losses                                (3,864)            (6,212)         (2,348)            60.8%
----------------------------------------------------------------------------------------------------------------------
Income attributable to investments in other                    88                265             177           202.5%
companies
----------------------------------------------------------------------------------------------------------------------
Other non-operating expenses                                (233)              (354)           (120)            51.5%
----------------------------------------------------------------------------------------------------------------------
Net gain (loss) from price-level restatement                1,216              (804)         (2,020)         (166.1%)
----------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE TAXES                                     9,396              7,666         (1,730)          (18.4%)
----------------------------------------------------------------------------------------------------------------------
Income tax provisions                                     (1,570)            (1,253)             317          (20.2%)
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                  7,826              6,413         (1,413)          (18.1%)
----------------------------------------------------------------------------------------------------------------------

[GRAPHIC OMITTED] GROSS MARGIN

Our gross margin increased by Ch$6,327 million, or 23.2%, for the first quarter ended March 31, 2007 as compared to the same period last year. This is largely a result of increases in net interest revenue, net fees and income from services and net gains from trading activities, a total increase of Ch$8,926 million.
However, these gains were partially offset by a loss in net foreign exchange transactions, a decrease of Ch$2,489 million from the same period last year.

                                                                                        Change between   Percentage change
                                                Period ended March  Period ended March   2006 and 2007    between 2006 and
(Expressed in millions of Chilean pesos,             31, 2006           31, 2007           periods         2007 periods
except percentage amounts)
----------------------------------------------------------------------------------------------------------------------
Net interest revenue                                       22,128             28,063           5,935            26.8%
----------------------------------------------------------------------------------------------------------------------
Fees and income from services, net                          6,386              7,885           1,499            23.5%
----------------------------------------------------------------------------------------------------------------------
Gains from trading activities, net                          1,025              2,517           1,492           145.5%
----------------------------------------------------------------------------------------------------------------------
Foreign exchange transactions, net                            598            (1,891)         (2,489)         (416.2%)
----------------------------------------------------------------------------------------------------------------------
Other operating loss, net                                 (2,857)            (2,968)           (111)             3.9%
----------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                               27,281             33,607           6,327            23.2%
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Net interest revenue, as adjusted(*)                       21,590             27,956           6,365            29.5%
----------------------------------------------------------------------------------------------------------------------
Foreign exchange rate earnings, as adjusted(*)              1,136            (1,783)         (2,919)         (257.0%)
----------------------------------------------------------------------------------------------------------------------

(*) INCLUDES EXCHANGE RATE EARNINGS DERIVED FROM FORWARD CONTRACTS HELD BY CORP BANCA FOR HEDGING PURPOSES
--------------------------------------------------------------------------------
www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                       1
                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED} CORP BANCA
--------------------------------------------------------------------------------


Net interest revenue for the first quarter in 2007 was Ch$28,063 million, an increase of Ch$5,935 million, or 26.8%, as compared to the same period last year.

Fees and income from services for the first quarter in 2007 was Ch$7,885 million, an increase of Ch$1,499 million, or 23.5%, as compared to the same period last year. This increase is due to our effort to increase fees in line with what we believe to be the market standard and to improve our fee collection processes for products oriented to retail banking customers (e.g. checking accounts and credit cards). We believe that our customers' acceptance of these changes demonstrate the high level of loyalty to our products and services. This reflects the increase in our client base as of March 31, 2007 as compared to the same period last year.

Net gains from trading activities and foreign exchange transactions decreased by Ch$997 million for the first quarter in 2007 as compared to the same period last year. This is mainly due to the negative impact of the decision of the Chilean Central Bank to cut interest rates in January and its announcement that it projects a lower than expected inflation for 2007.

[GRAPHIC OMITTED] OPERATING EXPENSES

Operating expenses increased by Ch$3,746 million, or 24.8%, for the first quarter ended March 31, 2007 as compared to the same period last year. This increase was a result of higher personnel salaries and expenses and administrative and other expenses.

                                                                                       Change between  Percentage change
                                                Period ended March Period ended March  2006 and 2007   between 2006 and
(Expressed in millions of Chilean pesos,             31, 2006           31, 2007          periods        2007 periods
except percentage amounts)
----------------------------------------------------------------------------------------------------------------------
Personnel salaries and expenses                           (9,623)           (11,844)         (2,221)            23.1%
----------------------------------------------------------------------------------------------------------------------
Administrative and other expenses                         (4,174)            (5,656)         (1,481)            35.5%
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization costs                       (1,294)            (1,337)            (43)             3.3%
----------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                 (15,091)           (18,837)         (3,746)            24.8%

Personnel  salaries and expenses  increased by Ch$2,221  million,  or 23.1%,  as compared to the same period last year. This increase reflects the hiring of additional personnel to handle increased business activity in our commercial and operational areas. In addition, administrative and other expenses increased during the first quarter of 2007 by Ch$1,481 million, or 35.5%, as compared to the same period last year. The increase was primarily due to greater expenditures for marketing campaigns and for leases of additional branches.

[GRAPHIC OMITTED] PRICE-LEVEL RESTATEMENT

During the first quarter ended March 31, 2007, we recorded Ch$804 million of net expenses due to price-level restatement, an increase of Ch$2,020 million, or
166.1 %, as compared to the same period last year. This increase in expenses is a result of the higher inflation rate in Chile for the first quarter in 2007 as compared to the same period last year.

[GRAPHIC OMITTED] OTHER INDICATORS

Our return on equity after taxes decreased from 7.9% as of March 31, 2006 to 6.3% in 2007, principally due to our lower earnings during January 2007 resulting from the negative impact of the decrease of interest rates set by the Central Bank of Chile in January.

Net  interest  margin  (net  interest  revenue  over  interest-earning   assets)
increased to 3.0% as of March 31, 2007, or an increase of 2.8% as compared to the same period last year.


--------------------------------------------------------------------------------
www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                       2
                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED} CORP BANCA
--------------------------------------------------------------------------------


[GRAPHIC OMITTED] BUSINESS ACTIVITY

LOAN PORTFOLIO. Our total loan portfolio (net of interbank loans) totaled Ch$3,434,648 million as of March 31, 2007, representing an increase of 17.2% in real terms during the twelve-month period then ended. In addition, our loan portfolio market share in Chile increased from 6.2% as of March 31, 2006 to 6.3% as of March 31, 2007.

                                                                                       Change between  Percentage change
                                                       As of             As of          2006 and 2007   between 2006 and
(Expressed in millions of Chilean pesos,          March 31, 2006     March 31, 2007        periods        2007 periods
except percentage amounts)
----------------------------------------------- ------------------ ------------------ --------------- ----------------
Commercial*                                             1,337,997          1,565,733         227,736            17.0%
----------------------------------------------------------------------------------------------------------------------
Consumer*                                                 379,089            461,250          82,161            21.7%
----------------------------------------------------------------------------------------------------------------------
Foreign trade                                             228,944            231,151           2,207             1.0%
----------------------------------------------------------------------------------------------------------------------
Housing mortgages                                         118,643            152,053          33,410            28.2%
----------------------------------------------------------------------------------------------------------------------
Commercial mortgages                                      196,322            185,511        (10,811)           (5.5%)
----------------------------------------------------------------------------------------------------------------------
Other commercial mortgages                                    902              1,588             686            76.0%
----------------------------------------------------------------------------------------------------------------------
Other housing mortgages                                   126,759            217,688          90,929            71.7%
----------------------------------------------------------------------------------------------------------------------
Leasing contracts                                         219,955            236,560          16,605             7.5%
----------------------------------------------------------------------------------------------------------------------
Factored receivables                                       52,408             58,857           6,449            12.3%
----------------------------------------------------------------------------------------------------------------------
Contingent                                                246,047            301,338          55,291            22.5%
----------------------------------------------------------------------------------------------------------------------
Past due loans                                             23,449             22,691           (758)           (3.2%)
----------------------------------------------------------------------------------------------------------------------
Other outstanding loans                                       238                228            (10)           (4.2%)
----------------------------------------------------------------------------------------------------------------------
TOTAL LOANS (EXCLUDING INTERBANK LOANS)                 2,930,754          3,434,648         503,894            17.2%
----------------------------------------------------------------------------------------------------------------------

(*) INCLUDES OVERDRAFTS
--------------------------------------------------------------------------------

According to the Chilean Superintendency of Banks and Financial Institutions (Superintendency), Corp Banca recorded a twelve-month retail loan growth of 33.5% while the average growth in the Chilean banking sector was 16.1%.

According to the Superintendency, residential mortgages loans demonstrated the highest growth rate in real terms (comprised of the housing mortgages and other housing mortgages), with an increase of 51.1% as of March 31, 2007 as compared to the same period last year. This increase in residential mortgages loans easily outpaced the 14.9% growth reported for Chilean Banking Industry. This growth allowed us to increase our market share in residential mortgage loans from 2.5 % to 3.3% as of March 31, 2006 and 2007, respectively.

[GRAPHIC OMITTED] OTHER INDICATORS

Our risk index (allowances for loan losses over total loans) for the first quarter ended March 31, 2007, was 1.4 %, which compares favorably to our 1.6 % risk index for the same period last year. This is in line with the 1.5% risk index reported for the Chilean banking industry for the same period. The improvement in the risk index was mainly a result of changes in the composition of our loan portfolio, including a decrease in past-due loans of 3.2% as of March 31, 2007 as compared to the same period last year. Our past-due loans over total loans, net of interbank, was 0.7%, while the Chilean banking industry reported 0.8% as of March 31, 2007.

Our coverage ratio, measured as allowances for loan losses over past-due loans, increased from 196.1% to 218.3% as of March 31, 2006 and 2007, respectively. The Chilean banking sector recorded a coverage ratio of 199.0 % as of March 31, 2007.


--------------------------------------------------------------------------------
www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                       3
                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED} CORP BANCA
--------------------------------------------------------------------------------


[GRAPHIC OMITTED} FINANCING

                                                                                       Change between  Percentage change
                                                       As of             As of          2005 and 2006   between 2005 and
(Expressed in millions of Chilean pesos,          March 31, 2006     March 31, 2007        periods        2006 periods
except percentage amounts)
----------------------------------------------- ------------------ ------------------ --------------- ----------------
Saving accounts and time deposits                       1,560,956          1,759,123         198,167            12.7%
----------------------------------------------------------------------------------------------------------------------
Current (checking) accounts                               154,117            176,368          22,251            14.4%
----------------------------------------------------------------------------------------------------------------------
Banker's drafts and other sight deposits                   58,693            101,515          42,822            73.0%
----------------------------------------------------------------------------------------------------------------------
Mortgage bonds                                            293,606            336,789          43,183            14.7%
----------------------------------------------------------------------------------------------------------------------
Domestic borrowings                                       128,940            221,154          92,214            71.5%
----------------------------------------------------------------------------------------------------------------------
Foreign borrowings                                        221,444            225,330           3,886             1.8%
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Funds in process of settlement                             21,041             17,948         (3,092)          (14.7%)
----------------------------------------------------------------------------------------------------------------------
Current (checking) accounts + other sight                 191,769            259,935          68,165            35.5%
deposits (*)
----------------------------------------------------------------------------------------------------------------------

(*) Net funds in process of settlement

Our domestic and other borrowings (saving accounts and time deposits, current (checking) accounts, banker's drafts and other sight deposits, mortgage bonds and domestic borrowings) increased by Ch$398,637 million, or 18.2 %, as of March 31, 2007 as compared to the same period last year. This increase was primarily a result of an increase in savings accounts and time deposits of Ch$198,167 million, or 12.7%, and an increase in domestic borrowings of Ch$92,214 million.

[GRAPHIC OMITTED} SHAREHOLDERS' EQUITY

We paid dividends totaling 75% of 2006 net income on February 27, 2007, capitalizing Ch$9,776 million.

We are the fourth-largest private bank in Chile, based on our capital and reserves of Ch$404,976 million as of March 31, 2007. According to the Superintendency, our equity market share is 7.4% as of March 31, 2007.

Our Basle Index as of March 31, 2007 was 13.2% compared to 15.1% as of March 31, 2006.


--------------------------------------------------------------------------------
www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                       4
                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED} CORP BANCA
--------------------------------------------------------------------------------


                  CONFERENCE CALL ON FIRST QUARTER 2007 RESULTS

You are invited to participate in Corp Banca's conference call on Friday, May 4, 2007 to discuss the FIRST QUARTER 2007 FINANCIAL RESULTS and respond to investor questions.


TIME:                     9:30 am (Santiago, Chile)
                          9:30 am EDT (US)
                          14:30 pm (UK)

CALL NUMBERS:             U.S.A. participants please dial     1866 819 7111
                          Outside the US please dial          +44 1452 542 301
                          UK participants please dial         0800 953 0329

CHAIRPERSON:     Mr. Mario Chamorro, CEO
You should dial in 10 minutes prior to the commencement of the call.

ALTERNATIVE BACK-UP NUMBERS FOR THE CONFERENCE CALL: IN CASE OF ANY PROBLEM WITH THE ABOVE NUMBERS, PARTICIPANTS SHOULD DIAL ONE OF THE FOLLOWING NUMBERS AND QUOTE "CORP BANCA":

                          U.S.A.  participants              1866 223 0615
                          OUTSIDE THE US PARTICIPANTS       +44 1452 586 513
                          UK PARTICIPANTS                   0800 694 1503

For your convenience, A 24 HOUR INSTANT REPLAY facility will be available, following the completion of the conference call, UNTIL MONDAY, MAY 7, 2007.

SLIDES AND AUDIO WEBCAST:
There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button "Corp Banca First Quarter 2007 Results Webcast". Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.


TO LISTEN TO THE REPLAY, please call:
Instant Replay Number U.S.A.:   1866 247 4222     Access Code:  2339939#
Instant Replay Number OTHER:    +44 1452 550 000  Access Code:  2339939#
Instant Replay Number U.K.:     0800 953 1533     Access Code:  2339939#


The webcast, together with this press release, will be archived and will be accessible through Corp Banca's website at www.corpbanca.cl under "Investor Relations - Financial Information".


--------------------------------------------------------------------------------
www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                       5
                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED} CORP BANCA
--------------------------------------------------------------------------------



                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
   (IN MILLIONS OF CHILEAN PESOS AS OF DECEMBER 31, 2006 (EXCEPT PERCENTAGES)

                                                         As of March 31,                  Change
                                                  2006                2007             MCh$               %
(EXPRESSED IN MILLION OF CHILEAN PESOS,
EXCEPT PERCENTAGE AMOUNTS)

OPERATING INCOME
Net interest revenue, net                             22,128.3         28,063.3       5,935.0           26.8%
Gains from trading activities, net                     1,025.2          2,517.0       1,491.8          145.5%
Fees and income from services, net                     6,386.0          7,885.1       1,499.1           23.5%
Foreign exchange transactions, net                       597.9         (1,890.7)     (2,488.6)        (416.2%)
Other operating loss, net                             (2,856.7)        (2,967.5)       (110.8)           3.9%
GROSS MARGIN                                          27,280.7         33,607.2       6,326.5           23.2%

Personnel salaries and expenses                       (9,623.0)       (11,844.0)     (2,221.0)          23.1%
Administrative and other expenses                     (4,174.1)        (5,655.5)     (1,481.4)          35.5%
Depreciation and amortization                         (1,294.0)        (1,337.3)        (43.3)           3.3%
TOTAL OPERATING EXPENSES                             (15,091.1)       (18,836.8)     (3,745.7)          24.8%

NET OPERATING INCOME                                  12,189.6         14,770.4       2,580.8           21.2%

Provisions for loan losses (*)                        (3,864.0)        (6,212.2)     (2,348.2)          60.8%

OPERATING INCOME                                       8,325.6          8,558.2         232.6            2.8%

OTHER INCOME AND EXPENSES
Non-operating income                                     508.7             75.5        (433.2)         (85.2%)
Non-operating expenses                                  (742.1)          (429.0)        313.1          (42.2%)
Income attributable to investments in other               87.6            265.0         177.4          202.5%
companies
Price-level restatement                                1,216.1           (804.1)     (2,020.2)        (166.1%)
TOTAL OTHER INCOME AND EXPENSES                        1,070.3           (892.6)     (1,962.9)        (183.4%)

INCOME BEFORE INCOME TAXES                             9,395.9          7,665.6      (1,730.3)         (18.4%)

Income taxes                                          (1,569.9)        (1,252.8)        317.1          (20.2%)
NET INCOME                                             7,826.0          6,412.8      (1,413.2)         (18.1%)

(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans.

--------------------------------------------------------------------------------
www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                       6
                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED} CORP BANCA
--------------------------------------------------------------------------------





                                                     As of March 31, 2006      As of March 31, 2007
      SELECTED PERFORMANCE RATIOS                     or for the 3 months      or for the 3 months
                                                          then ended                then ended

SOLVENCY INDICATORS
Basle index                                                   15.1%                 13.2%
Shareholders' equity / Total assets                           11.7%                  9.8%
Shareholders' equity / Total liabilities                      13.2%                 10.9%

CREDIT QUALITY RATIOS
Past due loans / Total loans                                   0.8%                  0.7%
Allowances / Total loans                                       1.6%                  1.4%
Allowances / Past due loans                                  196.1%                218.3%
Provisions for loan losses / Total loans                       0.5%                  0.7%
Provisions for loan losses / Gross margin                     14.2%                 18.5%
Provisions for loan losses / Net income                       49.4%                 96.9%

PROFITABILITY RATIOS
Net interest revenue / Interest-earnings assets                2.8%                  3.0%
(2)
Net interest revenue, as adjusted (3) /                        2.7%                  3.0%
Interest-earning
Gross margin/ Total assets                                     3.2%                  3.3%
Gross margin/  Interest-earning assets (2)                     3.5%                  3.6%
Provisions and charge-off expenses/ Total assets               0.5%                  0.6%
ROA (before taxes), over total assets                          1.1%                  0.7%
ROA (before taxes), over interest-earning                      1.2%                  0.8%
assets (2)
ROE (before taxes)                                             9.5%                  7.6%
ROA, over total assets                                         0.9%                  0.6%
ROA, over interest-earning assets (2)                          1.0%                  0.7%
ROE                                                            7.9%                  6.3%
Earnings from subsidiaries / Investment in                    24.4%                 69.4%
subsidiaries

EFFICIENCY RATIOS
Operating expenses / Total assets                              1.8%                  1.8%
Operating expenses / Total loans                               2.0%                  2.2%
Operating expenses / Gross margin                             55.3%                 56.0%

EARNINGS
Earnings per share before taxes (Chilean pesos                 0.17                  0.14
per share)
Earnings per ADR before taxes (U.S. dollars per                1.54                  1.25
ADR)
Earnings per share (Chilean pesos per share)                   0.14                  0.11
Earnings per ADR (U.S. dollars per ADR)                        1.28                  1.05

(1) NEW RISK INDEX  CONSIDERS  TOTAL LOAN LOSS  ALLOWANCES
(2)  INTEREST-EARNING ASSET : TOTAL  LOANS  AND  FINANCIAL  INVESTMENTS
(3)  INCLUDES  EXCHANGE  RATE EARNINGS FROM THE FORWARD CONTRACTS


--------------------------------------------------------------------------------
www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                       7
                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED} CORP BANCA
--------------------------------------------------------------------------------



                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
   (IN MILLIONS OF CHILEAN PESOS AS OF DECEMBER 31, 2007 (EXCEPT PERCENTAGES)

                                                         As of March 31,                  Change
                                                  2006                2007             MCh$               %

ASSETS

Cash and due from banks                               82,194.0        108.717.5      26,523.5           32.3%
Total Loans                                        2,930,754.3      3,434,648.2     503,893.9           17.2%
Provisions                                           (45,986.0)       (49,538.5)     (3,552.5)           7.7%
Loans, net                                         2,884,768.3      3,385,109.7     500,341.4           17.3%
Loans to financial institutions                       41,735.5              -       (41,735.5)        (100.0%)
Securities trading                                    14,350.5        107,695.0      93,344.5          650.5%
Investments                                          219,515.5        266,339.0      46,823.5           21.3%
Financial derivative contracts                         4,328.3          3,908.9        (419.4)          (9.7%)
Other assets                                         109,077.6        211,753.3     102,675.7           94.1%
Fixed assets                                          34,800.5         33,700.0      (1,100.5)          (3.2%)

TOTAL ASSETS                                       3,390,770.2      4,117,223.4     726,453.2           21.4%

LIABILITIES
Current (checking) accounts                          154,117.0        176,368.4     222,251.4           14.4%
Time deposits and other obligations                2,224,738.0      2,710,885.1     486,147.1           21.9%
Subordinated bonds                                    47,614.5         44,820.7      (2,793.8)          (5.9%)
Banking bonds                                        149,265.3        184,093.6
Borrowings from domestic financial                   102,712.9        193,297.6      90,584.7           88.2%
institutions
Foreign borrowings                                   221,444.0        225,329.8       3,885.8            1.8%
Financial derivative contracts                         1,810.6          5,471.0       3,660.4            0.0%
Other                                                 85,989.9        165,568.9      79,579.0           92.5%

TOTAL LIABILITIES                                  2,987,692.2      3,705,835.1     718,142.9           24.0%

Shareholders' equity                                 403,078.0        441,388.3       8,310.3            2.1%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         3,390,770.2      4,117,223.4     726,453.2           21.4%


--------------------------------------------------------------------------------
www.corpbanca.cl         Huerfanos 1072, Santiago, Chile                       8
                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED} CORP BANCA
--------------------------------------------------------------------------------


CAUTION REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING INFORMATION IS OFTEN, BUT NOT ALWAYS, IDENTIFIED BY THE USE OF WORDS SUCH AS "ANTICIPATE", "BELIEVE", "EXPECT", "PLAN", "INTEND", "FORECAST", "TARGET", "PROJECT", "MAY", "WILL", "SHOULD", "COULD", "ESTIMATE", "PREDICT" OR SIMILAR WORDS SUGGESTING FUTURE OUTCOMES OR LANGUAGE SUGGESTING AN OUTLOOK. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE BASED ON CURRENT BELIEFS AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO CORP BANCA CONCERNING ANTICIPATED FINANCIAL PERFORMANCE, BUSINESS PROSPECTS, STRATEGIES AND REGULATORY DEVELOPMENTS. ALTHOUGH MANAGEMENT CONSIDERS THESE ASSUMPTIONS TO BE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO IT, THEY MAY PROVE TO BE INCORRECT. BY THEIR VERY NATURE, FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES, BOTH GENERAL AND SPECIFIC, AND RISKS THAT PREDICTIONS, FORECASTS, PROJECTIONS AND OTHER FORWARD-LOOKING STATEMENTS WILL NOT BE ACHIEVED. WE CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON THESE STATEMENTS AS A NUMBER OF IMPORTANT FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE BELIEFS, PLANS, OBJECTIVES, EXPECTATIONS AND ANTICIPATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. FURTHERMORE, THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE ARE MADE AS OF THE DATE OF THIS PRESS RELEASE AND CORP BANCA DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE PUBLICLY OR TO REVISE ANY OF THE INCLUDED FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE ARE EXPRESSLY QUALIFIED BY THIS CAUTIONARY STATEMENT.

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CONTACTS:

CORP BANCA

                               PABLO MEJIA
                               Investor Relations
                               (56 - 2) 660-2342
                               pablo.mejia@corpbanca.cl

INVESTOR RELATION / MEDIA

                               Nicolas Bornozis
                               President
                               Capital Link, Inc. / New York
                               (212) 661-7566
                               nbornozis@capitallink.com


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